Exhibit 99.1

LATAM approaches to pre-pandemic levels and projects 85% of operation by the end of the year

Santiago (Chile), December 12, 2022 - The LATAM group projects an 85% passenger operation for December (measured in available seat kilometers - ASK) compared to the same period of 2019, confirming its estimate for the end of the year and approaching pre-pandemic operations levels. Thus, the group expects to operate approximately 1,370 domestic and international daily flights during the month, connecting 144 destinations in 22 countries. The cargo business, in turn, has more than 1,540 flights scheduled.

Among the novelties of the period is the reactivation of the seasonal route Santiago - Florianopolis and the start of the sale of emblematic routes that return in mid-2023, such as São Paulo (GRU)-Johannesburg, Brasília-Lima and Porto Alegre-Santiago. The Cargo division, meanwhile, accumulates five consecutive months with a capacity projection higher than the pre-pandemic numbers, with an estimate for this month of 116% compared to 2019 data.

In November 2022, passenger traffic (measured in revenue passenger-kilometers – RPK) was 82.4% compared to the same time period in 2019, based on an operation measured in ASK (available seat-kilometers) of 82.4% compared to October 2019. This suggests that the load factor remained at 82.6%.

For cargo, the load factor was 54.1%, corresponding to a decrease of 3.2 points compared to November 2019.

LATAM Group Operational Estimate – December 2022

(Passenger operations measured in ASK / Cargo operations measured in ATK)

Brazil	●	92% projected operation (versus December 2019). Reference November 2022 projection: 89%
		o	98% domestic and 84% international
	●	Total destinations in December: 54 domestic and 21 international.
		o	Updates:
	●	International: Restart Florianopolis-Santiago seasonal route (5 w/f)

Chile	●	80% projected operation (versus December 2019). Reference November 2022 projection: 78%
		o	77% domestic and 81% international
	●	Total destinations in December: 17 domestic and 27 international.
		o	Updates:
	●	International: Restart Florianópolis-Santiago seasonal route (5 w/f)

Colombia	●	113% projected operation (versus December 2019). Reference November 2022 projection: 110%
		o	115% domestic and 110% international
	●	Total November destinations: 17 domestic and 5 international.

Ecuador	●	73% projected operation (versus December 2019). Reference November 2022 projection: 67%
		o	131% domestic and 55% international
	●	Total destinations in December: 8 domestic and 4 international.

Peru	●	83% projected operation (versus December 2019). Reference November 2022 projection: 79%
		o	99% domestic and 78% international
	●	Total destinations in December: 19 domestic and 27 international.

Cargo	●	116% projected operation (versus December 2019). Reference November 2022 projection: 105%
		o	90% domestic and 92% international belly*
		o	180% dedicated freighter

*Belly: merchandise transported in the cargo hold (lower deck) of the aircraft.

INVETSOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.

Investor Relations	1
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
www.latamairlinesgroup.net

Operational Estimate by Segment vs. 2019 – December 2022

(Measured in ASK)

Domestic Spanish-speaking countries	80%
Domestic Brazil	98%
International	79%
Consolidated Total	85%

The following table summarizes traffic figures for the month and includes a year-to-date breakdown for LATAM’s main business units.

November 2022 Traffic Report

	November				November			Year to Date				Year to Date
LATAM AIRLINES OPERATIONS	2022	2021	% Change		2019	% Change		2022	2021	% Change		2019	% Change
LATAM AIRLINES PASSENGER OPERATIONS
REVENUE PASSENGER KILOMETERS (million)
SYSTEM	8,578	6,483	32.3%		10,409	-17.6%		83,793	42,757	96.0%		113,529	-26.2%
DOMESTIC SSC (1)	1,602	1,570	2.1%		1,940	-17.4%		17,315	11,692	48.1%		20,123	-14.0%
DOMESTIC BRAZIL (2)	2,966	2,796	6.1%		3,148	-5.8%		29,512	20,389	44.7%		29,925	-1.4%
INTERNATIONAL (3)	4,010	2,117	89.4%		5,321	-24.6%		36,966	10,675	246.3%		63,481	-41.8%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	10,385	7,908	31.3%		12,601	-17.6%		102,637	58,416	75.7%		135,963	-24.5%
DOMESTIC SSC (1)	1,958	2,034	-3.8%		2,458	-20.4%		21,379	15,634	36.7%		24,852	-14.0%
DOMESTIC BRAZIL (2)	3,639	3,353	8.5%		3,743	-2.8%		37,000	25,626	44.4%		36,456	1.5%
INTERNATIONAL (3)	4,789	2,520	90.0%		6,400	-25.2%		44,258	17,156	158.0%		74,655	-40.7%

PASSENGER LOAD FACTOR
SYSTEM	82.6%	82.0%	0.6	pp	82.6%	0.0	pp	81.6%	73.2%	8.4	pp	83.5%	-1.9	pp
DOMESTIC SSC (1)	81.8%	77.2%	4.7	pp	78.9%	2.9	pp	81.0%	74.8%	6.2	pp	81.0%	0.0	pp
DOMESTIC BRAZIL (2)	81.5%	83.4%	-1.9	pp	84.1%	-2.6	pp	79.8%	79.6%	0.2	pp	82.1%	-2.3	pp
INTERNATIONAL (3)	83.7%	84.0%	-0.3	pp	83.1%	0.6	pp	83.5%	62.2%	21.3	pp	85.0%	-1.5	pp

PASSENGER BOARDED (thousand)
SYSTEM	5,698	4,892	16.5%		6,538	-12.9%		56,718	34,810	62.9%		67,319	-15.7%
DOMESTIC SSC (1)	2,134	2,055	3.8%		2,373	-10.1%		23,100	15,331	50.7%		24,224	-4.6%
DOMESTIC BRAZIL (2)	2,692	2,388	12.8%		2,946	-8.6%		25,932	17,192	50.8%		28,192	-8.0%
INTERNATIONAL (3)	872	449	94.1%		1,219	-28.5%		7,686	2,288	235.9%		14,902	-48.4%

LATAM AIRLINES CARGO OPERATIONS

REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	308	267	15.3%		321	-4.0%		3,204	2,736	17.1%		3,221	-0.5%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	570	450	26.7%		561	1.8%		5,655	4,283	32.1%		5,824	-2.9%

CARGO LOAD FACTOR
SYSTEM	54.1%	59.4%	-5.3	pp	57.3%	-3.2	pp	56.7%	63.9%	-7.2	pp	55.3%	1.4	pp

Note: While Argentina's domestic operations are considered in the 2019 operational statistics above, LATAM announced the indefinite cessation of its domestic passenger and cargo operations in Argentina on June 17, 2020.

INVETSOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.

Investor Relations	2
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
www.latamairlinesgroup.net

About LATAM Airlines Group S.A.

LATAM Airlines Group S.A and its subsidiaries are the principal group of airlines in Latin America present in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations within Latin America and between it and Europe, the United States, and the Caribbean.

The group has a fleet of Boeing 767, 777, 787, Airbus A321, A320, A320neo and A319 aircraft.

LATAM Cargo Chile, LATAM Cargo Colombia, and LATAM Cargo Brazil are the LATAM group cargo subsidiaries. In addition to having access to the passenger cargo holds of the passenger affiliates aircraft, they have a fleet of 16 freighters, wich will gradually reach a total of up to 21 freighters by 2023.

They operate on the LATAM group network as well as international routes that are solely used for shipping. They offer modern infrastructure, a wide variety of services and protection options to meet all customer needs.

For LATAM Cargo press inquiries, write to comunicaciones.externas@latam.com. More financial information is available at www.latamairlinesgroup.net

Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “may” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM’s current plans, estimates and projections and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent known and unknown risks, uncertainties and other factors, many of which are outside of LATAM’s control and difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

Notes

(1)	Domestic SSC = Domestic passenger operations in Spanish speaking countries carried by LAN. Passenger statistics include domestic operations in Chile, Peru, Ecuador and Colombia.

(2)	Domestic Brazil = Domestic passenger operations of TAM in Brazil.

(3)	International = International passenger operations of LAN and TAM.

INVETSOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.

Investor Relations	3
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
www.latamairlinesgroup.net